

02007658


RECEIVED
MAR 01 2002

CM

3/7

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cullum & Burks Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12001 N. Central Expwy, Ste 870
(No. and Street)

DALLAS (City) TX (State) 75243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE BURKS 972-755-0270
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KING GRIFFIN & ADAMSON P.C.
(Name – *if individual, state last, first, middle name*)

14160 DALLAS PKWY, 9th FL. (Address) DALLAS (City) TX (State) 75240 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
P

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Steve Burks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cullum & Burks Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CULLUM & BURKS SECURITIES, INC.

December 31, 2001 and 2000

Contents



King Griffin & Adamson P.C.


RECEIV
MAR 0 1 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Cullum & Burks Securities, Inc.

We have audited the accompanying statements of financial condition of Cullum & Burks Securities, Inc. (a wholly-owned subsidiary of Cullum & Burks, Inc.), (the "Company") as of December 31, 2001 and 2000 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cullum & Burks Securities, Inc. as of December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages 12 and 13 herein, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

King Griffin & Adamson P.C.

KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
February 8, 2002

MEMBER



14160 Dallas Parkway, Suite 900 • Dallas, Texas 75254
T 972.788.4466 • F 972.788.2778
www.kgagroup.com

Certified Public Accountants & Consultants

Member American Institute of Certified Public Accountants Private Companies & SEC Practice Sections

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 128,449	$ 90,764
Deposit with clearing organization	10,000	10,000
Receivable from brokers and dealers	127,707	77,836
Secured demand note collateralized by marketable securities	18,000	18,000
Prepaid expenses	-	4,689
Property and equipment, net	37,539	33,272
Deferred income tax asset	17,756	15,494
Other assets	11,345	13,195
Total assets	$ 350,796	$ 263,250

LIABILITIES AND SHAREHOLDER'S EQUITY

	2001	2000
Commissions payable	$ 232,661	$ 122,546
Accounts payable and accrued expenses	12,708	36,123
Liabilities subordinated to claims of general creditors	18,000	18,000
Deferred income tax liability	716	675
Total liabilities	264,085	177,344
COMMITMENTS (Notes E and F)		
SHAREHOLDER'S EQUITY		
Common stock, $.001 par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10	10
Capital in excess of par value	178,181	151,440
Accumulated deficit	(91,480)	(65,544)
Total shareholder's equity	86,711	85,906
Total liabilities and shareholder's equity	$ 350,796	$ 263,250

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commissions and fees	$ 1,530,035	$ 1,011,305
Interest	1,416	3,003
Other	10,740	27,366
	1,542,191	1,041,674
EXPENSES		
Commissions	1,267,811	766,561
Operating expenses	161,492	152,506
Payroll expenses	69,931	55,068
Occupancy	40,387	38,250
Floor brokerage and clearance fees	26,047	29,999
Depreciation	3,600	3,618
Interest	1,080	810
	1,570,348	1,046,812
Net loss before income tax benefit	(28,157)	(5,138)
INCOME TAX BENEFIT	2,221	919
Net loss	$ (25,936)	$ (4,219)

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2001 and 2000

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount			
Balance at December 31, 1999	10,000	$ 10	$ 118,990	$ (61,325)	$ 57,675
Capital contribution	-	-	32,450	-	32,450
Net loss	-	-	-	(4,219)	(4,219)
Balance at December 31, 2000	10,000	10	151,440	(65,544)	85,906
Capital contribution	-	-	26,741	-	26,741
Net loss	-	-	-	(25,936)	(25,936)
Balance at December 31, 2001	10,000	$ 10	$ 178,181	$ (91,480)	$ 86,711

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (25,936)	$ (4,219)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	3,600	3,618
Change in operating assets and liabilities:		
Receivable from brokers and dealers	(49,871)	(40,958)
Prepaid expenses	4,689	-
Accounts payable and accrued expenses	(23,415)	28,834
Commissions payable	110,115	41,971
Deferred income taxes	(2,221)	(919)
Other assets	1,850	(10,195)
Net cash provided by operating activities	18,811	18,132
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(7,867)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	26,741	31,650
NET INCREASE IN CASH AND CASH EQUIVALENTS	37,685	49,782
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	90,764	40,982
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 128,449	$ 90,764
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 1,080	$ 818
Cash paid during the year for income taxes	$ -	$ -

NONCASH DISCLOSURES

During 2000, the shareholder contributed fixed assets with a fair market value of $800 to the Company.

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Cullum & Burks Securities, Inc. (the Company) was incorporated on November 13, 1998 as a fully disclosed broker-dealer, serving clients primarily in Texas. The Company, a wholly-owned subsidiary of Cullum & Burks, Inc., began operations in May 1999.

Securities Transactions

The Company records all securities transactions on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Income taxes are calculated as if the Company filed on a separate return basis.

Deferred income taxes are provided on temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The deferred income tax assets and liabilities represent the future tax consequences of these differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. These deferred taxes are measured by applying currently enacted tax laws.

Property and Equipment

Depreciation of property and equipment is provided on the straight-line method over their estimated useful lives of 5 to 7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company's financial instruments subject to concentrations of credit risk consist primarily of its cash and cash equivalents and receivables from brokers and dealers. The cash and cash equivalents are placed in federally insured financial institutions or with brokerage houses. The receivables from brokers and dealers are routinely assessed for collectibility and for the brokerage houses' financial strength.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001 and 2000, consists of the following:

	2001	2000
Office furniture	$ 13,934	$ 13,372
Office equipment	2,150	2,150
Computer equipment	13,979	6,674
Art	17,147	17,147
	47,210	39,343
Accumulated depreciation	(9,671)	(6,071)
	$ 37,539	$ 33,272

NOTE C - INCOME TAXES

At December 31, 2001 and 2000, deferred income taxes result from temporary differences as follows:

	2001	2000
Deferred tax assets:		
Accounts payable and accrued expenses	$ 42,276	$ 30,030
Net operating loss carryforward	-	1,308
	42,276	31,338
Deferred tax liabilities:		
Accounts receivable	(24,520)	(14,944)
Property and equipment	(716)	(675)
Prepaid expenses	-	(900)
	(25,236)	(16,519)
Net deferred tax	$ 17,040	$ 14,819

NOTE D - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2001 and 2000, the Company has a $18,000 note payable pursuant to a secured demand note collateral agreement. The note bears interest at 6% and is due December 31, 2002.

The subordinated note is covered by an agreement approved by NASD Regulation, Inc., and, thus, is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's combined compliance with minimum net capital requirements, they may not be repaid to the note holder (Note E).

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall note exceed 15 to 1. At December 31, 2001, the Company had net capital of $38,071, of which $21,712 was in excess of its required capital. The Company's ratio of aggregate indebtedness to net capital was 6 to 1.

NOTE F - COMMITMENTS

The Company leases its office space under a noncancelable operating lease. Future minimum payments under the noncancelable operating lease are as follows:

Year ended December 31,	
2002	$ 18,726

Total rent expense for the years ended December 31, 2001 and 2000 was approximately $40,000 and $38,000, respectively.

SUPPLEMENTAL INFORMATION

CULLUM & BURKS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

SCHEDULE 1

Net capital:		
Total shareholders' equity	$	86,711
Add: Liabilities subordinated to claims of general creditors		18,000
Less: Nonallowable assets		(66,640)
Net capital	$	38,071
Aggregate indebtedness:		
Total liabilities	$	264,085
Exclusions from aggregate indebtedness Pursuant to Rule 15c3-1:		
Deferred income taxes		716
Liabilities subordinated to claims of general creditors		18,000
Total aggregate indebtedness	$	245,369
Net capital requirements equal to the greater of 6.667% of aggregate indebtedness or $5,000		16,359
Excess net capital	$	21,712
Ratio of aggregate indebtedness to net capital		6:1
Reconciliation pursuant to Rule 17a-5(d) (4):		
Net capital as previously reported (unaudited x-17A-5)	$	31,392
Net audit adjustments		6,679
Net capital, as reported herein	$	38,071
Aggregate indebtedness as previously reported (unaudited x-17A-5):	$	167,685
Net audit adjustments		77,684
Aggregate indebtedness, as reported herein	$	245,369

CULLUM & BURKS SECURITIES, INC.

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

SCHEDULE 2

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision k2(i) and (ii).